

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2020

Todd B. Johnson
Principal Executive Officer
ProShares Trust II
7501 Wisconsin Avenue
Suite 1000E
Bethesda, MD 20814

> **Re: ProShares Trust II**
> **Registration Statement on Form S-3**
> **Filed May 4, 2020**
> **File No. 333-237993**

Dear Mr. Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1. Please tell us why the proposed maximum aggregate offering prices for UCO and SCO on the outside cover page of the prospectus differ from the proposed maximum aggregate offering prices on the registration statement cover page.

Risk Factors, page 5

2. Please update your risk factors to account for the recent changes to the Oil Funds' benchmark and investment strategy. For example, please revise:
    • the Correlation and Performance Risks disclosure on page 11 to discuss how the recent benchmark changes and accountability limits have impacted the ability of the

Oil Funds to meet their investment objective;
- the second risk factor on page 13 to acknowledge, and quantify if possible, the deviation between the performance of the Oil Funds and their benchmark as a result of the recent modifications to the investment strategy;
- the last risk factor on page 15 to address specifically the recent changes in the investment strategy;
- the last risk factor on page 18 to account for the recent change to the benchmark for the Oil Funds; and
- the risk factor on page 25 to disclose the move into the December 2020 futures contract as a result of the CME position limits.

<u>Description of the Oil Funds' Benchmark, page 32</u>

3. Please describe more comprehensively the methodology of the Oil Subindex. Include a chart or table to describe the contract calendar and the positions held each month, both under normal circumstances and reflecting the early May roll in the Oil Subindex. Additionally describe how the underlying subindex treats Market Disruption Events and Bloomberg Finance L.P.'s policies and procedures for changing index methodology.

<u>Investment Objectives and Principal Investment Strategies, page 37</u>

4. We note disclosure in your Forms 8-K filed on April 27, 2020 and May 4, 2020 regarding the Oil Funds' acceleration of the June roll, the NYMEX exchange-designated position accountability level, the resulting move into the December 2020 futures contract and divergence from the Oil Subindex, and related risks. In this regard please revise this section to:
    - disclose the NYMEX accountability level and whether it will cause a permanent change in the related funds' methodology in future months; and
    - describe whether and how you anticipate returning to tracking the Oil Subindex by holding only the benchmark contract, including, if possible, a contract calendar based on your anticipated methodology.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown, Attorney Advisor, at 202-551-3859 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance